Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

October 22, 2014

Ms. Jennifer Gowetski

United States Securities and Exchange Commission

Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re:	American Realty Capital Healthcare Trust II, Inc.
Post-Effective Amendment No. 9 to Form S-11
Filed October 8, 2014
File No. 333-184677

Dear Ms. Gowetski:

On behalf of our client, American Realty Capital Healthcare Trust II, Inc. (the “Company”), we are submitting this letter in response to the telephonic comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) on October 17, 2014, with respect to Post-Effective Amendment No. 9 to the Registration Statement on Form S-11 (the “Post-Effective Amendment”) filed by the Company with the Commission on October 8, 2014 (No. 333-184677) (the “Registration Statement”). In connection with this letter, the Company is filing an amendment to the Post-Effective Amendment (“Amendment No. 2”) on the date hereof.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter. The Company’s responses are set forth below.

General

1.	The Staff requested that, going forward, the Company include in its Post-Effective Amendments filed pursuant to the undertaking in Section 20.D. of Industry Guide 5 a discussion regarding cumulative FFO compared to cumulative distributions and a brief statement as to how this is dilutive.

At the Staff’s request, the Company has included a more fulsome discussion regarding cumulative FFO compared to cumulative distributions. The Company has also included a reference to the risk factor described in response to the Staff’s comment 2 below, which risk factor describes the dilutive impact of distributions that are not covered by FFO. Please see page S-4 of Amendment No. 2. The Company will also include the added language in future Post-Effective Amendments filed pursuant to the undertaking in Section 20.D. of Industry Guide 5.

2.	The Staff requested that, going forward, the Company add or update, as applicable, in its Post-Effective Amendments filed pursuant to the undertaking in Section 20.D. of Industry Guide 5, a risk factor that discloses the percentage of distributions, if any, that is not covered by cash flow from operations or full fiscal year or stub FFO.

The Company respectfully submits that the Company included a risk factor that disclosed the percentage of distributions that was not covered by cash flow from operations in its Quarterly Report on Form 10-Q filed with the Commission on August 6, 2014 (the “Quarterly Report”). The Quarterly Report, including the relevant risk factor, was incorporated by reference into the Post-Effective Amendment. The Company will also include the risk factor in future Post-Effective Amendments filed pursuant to the undertaking in Section 20.D. of Industry Guide 5.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to this letter responding to the Staff’s comments. Please direct any questions concerning this response to the undersigned at (312) 962-3567.

Very truly yours,

PROSKAUER ROSE LLP

By: /s/ Michael J. Choate

             Michael J. Choate

cc:           Peter M. Fass, Esq.

James A. Tanaka, Esq.